SOUTH DIVISION Ryan Sullivan 24 September 2014 Exhibit 99.5

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor
Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand
Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form
20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers;
dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA 4 • • • South Division: Overview and Starts Activity Manufacturing: Capability & Capacity Market: Product & Segment Strategies

Southwest
South Central
Mid South
Southeast

Exteriors Product Mix
Accessories
Cemplank/Prevail
JH Brand Primed
JH Brand ColorPlus

JamesHardie

SOUTH DIVISION AT A GLANCE
Quick Facts
Manufacturing Employees: ~640
Sales Employees:  ~100
FY14 Volume:  ~890 mmsf
~60% of North American Volume
~80% Exteriors vs Interiors
~85% Single Family vs Multi Family
Source: Company data

Southern Starts Forecasting (Dodge)
560,000
550,000
540,000
530,000
520,000
510,000
500,000
490,000
480,000
470,000
460,000
Initial Dodge Forecast
Q1 Revision
Q2 Revision

Q2 Revision % Change from Initial Forecast
5%
0%
-5%
-10%
-15%
-20%
-25%
Mid South
South Central
Southeast
Southwest

JamesHardie

SOUTH STARTS SUMMARY While the South Division continues to grow above the market, we have seen starts forecasts come down significantly since our FY15 planning cycle Source: Dodge/Company data 6

Organizational Development
Focused growth from hardboard and vinyl while
executing on the 90
• Key Product Initiatives – Trim, ColorPlus
®
and
Top of Market
• Key Segment Initiatives – New contractor
program, Ambassador program, 100% Hardie
builder program
Capacity Additions
SOUTHERN DIVISION FY15 FOCUS AREAS

South Trim Attachment

FY 98
FY 99
FY 00
FY 01
FY 02
FY 03
FY 04
FY 05
FY 06
FY 07
FY 08
FY 09
FY 10
FY 11
FY 12
FY 13
FY 14
FY 15
Southern
South Central
Southeast
Mid South
Southwest

South Trim by Thickness

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
FY 98
FY 99
FY 00
FY 01
FY 02
FY 03
FY 04
FY 05
FY 06
FY 07
FY 08
FY 09
FY 10
FY 11
FY 12
FY 13
FY 14
FY 15
5/4
4/4
7/16

JamesHardie

PRODUCT STRATEGY: TRIM Trim Product Initiatives in South Sanded Edge Expansion HardieTrim® Mouldings 1x2 Position durability of JH trim against lower performing wood and hardboard trim 8

High Paint-Cost Markets in South

Typical field paint costs to builder ($)
Typical material/labor OTWC upcharge for ColorPlus
High paint-cost market
Low paint-cost market

JamesHardie

PRODUCT STRATEGY: COLORPLUS
®
Provide a superior performing product to homeowners
Provide a more economical JH solution in high paint cost markets
Organizational focus for C+ is on Repair/Remodel segments across the
South, and New Construction in markets with high field paint costs

Home Price Point	% of Cladding	% of Homes
$1MM	6%	2%
$750K	11%	5%
$500K	15%	11%
$400K	20%	17%
$300K	30%	27%

JamesHardie

PRODUCT STRATEGY: TOP OF MARKET Reveal® Panel System Artisan® Plank Artisan® V Rustic We are expanding our access to the “Top of Market” by launching new products and entering new markets 10

CONTRACTOR ALLIANCE™

JamesHardie

Claremont
Troutman
Newton
Mount Ulla
Rockwell
Maiden
Denton
Hunters
Stanley
Cherryville
Gastonia
South Gastonia
Blacksburg
Fairview
Ansonville
Polkton
Rock Hill
Wingate
Wadesboro
East Rockingham
Morven
Sharon
Trinity
Lancaster
Tradesville
Chesterfield
Heath Springs
Jefferson
Monarch
Chester

CHOOSE 100% HARDIE™
for authentic character and uncompromising performance
JamesHardie
Siding | Trim

JamesHardie

3 key segment initiatives within the Single Family segment to accelerate growth and product mix shift SEGMENT STRATEGIES New R&R Contractor Program R&R Ambassador Program 100% Hardie 11

R&R SEGMENT STRATEGY
Ensure R&R segment is disproportionate share of 35-90

Build and maintain a
winning network of
aligned contractors
Contractor
Programs
Contractor Business
Solutions
Digital
Build an organization of
R&R experts
Training
Organizational
Alignment
Compensation for
Right Behavior
Focus resources on vinyl
standard markets
Identify Markets
Drive Preference
for JH
Leverage Wins to
Develop
Contractors
Ensure differentiated
position with the
homeowner
Win Share of Voice
Lead Nurturing
Tools & Proof
Sources

To increase the number of homes that receive a high-quality Hardie sales and install experience via growing our network of aligned contractors.
PURPOSE OF WEBSITE CONTRACTOR PROGRAM
JH POV CONTRACTOR POV HOMEOWNER POV
Extension of our Brand.
Deliver JH value prop in local
markets
Match in-market
homeowners with trusted
professionals who can
install.
Drive product strategy.
Promote long-term loyalty.
Manufacturer endorsement
Leads
Continuing education
Access to unique business
solutions
Rewards
Find qualified JH contractors
Contractor options to choose
from
Peace of mind in decision

Preferred Remodeler Program Associate Contractor Program
WHY CHANGE OUR PROGRAM NOW?
Combining the best of both programs and offering even more non-product value adds and growth opportunities for companies of all sizes.

Any Contractor or Remodeler,
No Matter the Business Size.
“James Hardie
is a part of my business.”
• Tools/programs to grow with JH
• Clear path/requirements to
achieve Preferred
• Transitional tier via “Directory
Listing”
Dedicated
Replacement Contractors
“James Hardie
is my business.”
• Highest endorsement from Hardie
• Enhanced support and tools
• Differentiation from other siding
contractors

CEMENTING OURSELVES AS YOUR GREATEST ALLY Program launching Q3 FY15 15

ELITE PREFERRED
CONTRACTOR ALLIANCE

PREFERRED
CONTRACTOR ALLIANCE

MEMBERSHIP LEVELS FOR ANY SIZE BUSINESS
By offering one consolidated program, we are able to streamline the contractor acquisition and account development process, as new companies are brought on board and we work to help grow their businesses with James Hardie as a focus.

•
•
•
•
•
•
•
•
•
•
•
•
Elite logo & certificate
Elite placement on the
Remodeler Locator
Distinguish your business with
Contractor Alliance Badges
Participation in the
HardieRewards™ Program
(25% Bonus Points)
HardieReward Milestones™
Members Only access to
production, sales, and
marketing business
solutions
Advanced  training
opportunities on installation
best practices, job-site safety,
lead generation, and in-home
sales
Free GuildQuality Surveying
Preferred logo & certificate
Preferred placement on the
Remodeler Locator
Distinguish your business with
Contractor Alliance Badges
Participation in the
HardieRewards™ Program
(10% Bonus Points)
• Participation in the
HardieRewards™ Program
•
Training opportunities
• Beyond the Level
eNewsletter
•
HardieReward Milestones™
• Members Only access to
production, sales, and
marketing business
solutions
• Advanced  training
opportunities on installation
best practices, job-site
safety, lead generation, and
in-home sales
•
Free GuildQuality Surveying
•
Listing on the James Hardie
Remodeler Locator
• Participation in the
HardieRewards™ Program
• Earn HardieReward
Milestones™
• Members Only access to
production, sales, and
marketing business
solutions
• Advanced  training
opportunities on installation
best practices, job-site
safety, lead generation, and
in-home sales
•
Free GuildQuality Surveying
•
Earn HardieReward
Milestones™
• Access to unique production,
sales, and marketing
business solutions
• Advanced  training
opportunities on installation
best practices, job-site
safety, lead generation, and
in-home sales
REWARDS ADVANTAGE REWARDS ADVANTAGE
REWARDS PLUS REWARDS PLUS
REWARDS REWARDS

•
•
•
•
•
SOUTH DIVISION MANUFACTURING
Plant Key Capabilities
Fontana, CA
Sheet Machines:  4’ wide, 5’ wide
Low Density Production
Primary products: Panel, Backer
Key Imports:  Trim, Heritage®, Artisan®
and ColorPlus® Products
Plant City, FL
Sheet Machines:  4’ wide
Primary Products: Panel, Plank
Key Imports:  Backer, Trim, Heritage®,
Artisan®, Vented Soffit and
ColorPlus® Products
Cleburne, TX
Sheet Machines: 5’ wide
Low Density Production
Single Sourced Capacity:  HLD Trim
Primary products: Trim, Backer, Plank
Key Imports:  Heritage® & Artisan®
Waxahachie, TX
Sheet Machines:  4’ wide and 5’ wide
Primary products: Panel, Plank, Soffit
Key Imports:  Backer, Heritage®, Artisan®

Keys to Operational Strategy
Safety
Customer service delivery
Capacity ahead of demand
Network redundancy
Labor efficiency and operational
excellence

WYOMING
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
N.J.
MD.
W. VA.
VIRGINIA
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
KENTUCKY
CALIFORNIA
SOUTH WEST
ARIZONA
OKLAHOMA
ARKANSAS
MID SOUTH
MISSISSIPPI
ALABAMA
GEORGIA
LOUISIANA
SOUTH CEN
BAJA CALIFORNIA
SONORA
CHIHUAHUA
BAJA CALIFORNIA SUR
COAHUILA
SINALOA
DURANGO
NUEVO LEÓN

JamesHardie

SOUTH DAKOTA
WYOMING
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
N.J.
MD.
W. VA.
VIRGINIA
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
KENTUCKY
CALIFORNIA
SOUTH WEST
ARIZONA
OKLAHOMA
ARKANSAS
MID SOUTH
MISSISSIPPI
ALABAMA
GEORGIA
LOUISIANA
BAJA CALIFORNIA
SONORA
CHIHUAHUA
BAJA CALIFORNIA SUR
COAHUILA
SINALOA
DURANGO
NUEVO LEON

JamesHardie

SOUTH MANUFACTURING LOCATIONS HZ10 Manufacturing Facility ColorPlus ® Products Facility VMI Distribution Center Big Box Distribution Center 18

Capacity expansion plans aligned to current forecast
and our 85% target utilization rate
•
•
•
•
SOUTHERN CAPACITY UPDATE

Fontana: Ramp-up currently on track
Plant City Trim: Construction complete Q415
Cleburne: Construction complete Q116
Evaluating next capacity add: Summerville vs Mid South

• South is predominantly mature FC market.  Growth must come from wood, hardboard, accessories, and vinyl in certain regions
• Starts/Market coming in below forecast
• Key Product Initiatives; Trim, ColorPlus
®
, and Top of Market
• Key Segment Initiatives; New Contractor Program, Hardie
Ambassador Program, 100% Hardie Builder Program
• Capacity expansion plans adjusted for new forecasts
SUMMARY

QUESTIONS